UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2026

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Publicly Traded Company with Authorized Capital

CNPJ/MF No. 90.400.888/0001-42

NIRE 35,300,332,067

MATERIAL FACT

BANCO SANTANDER (BRASIL) S.A. ("Santander Brasil" or "Company"), in compliance with the provisions of CVM Resolution No. 44/21 and Article 157, Paragraph 4, of Law No. 6,404/76, and in addition to the material fact disclosed on July 30, 2026 (“July 30, 2026, Material Fact”), hereby informs its shareholders and the market in general, in connection with the intended voluntary exchange public offer in Brazil (“Brazilian Exchange Offer”) and the exchange offer in the United States (“U.S. Exchange Offer” and, together with the Brazilian Exchange Offer, the “Exchange Offers”), announced by Banco Santander, S.A. (“Offeror” or “Banco Santander”) and detailed by the Company in the Material Fact issued on July 30, 2026 that the following filings were carried out by Banco Santander on this date:

i.	the request for registration of Banco Santander as a foreign issuer (publicly-held company – category A) with the Brazilian Securities and Exchange Commission ("CVM");

ii.	the request for registration of Banco Santander’s Brazilian Depositary Receipts Program with the CVM;

iii.	the admission request of Banco Santander's Brazilian Depositary Receipts (“BDRs”) to trading on B3 S.A. – Brasil, Bolsa, Balcão ("B3");

iv.	the request for registration of the Brazilian Exchange Offer with the CVM and B3; and

v.	the filing of a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the “SEC”). The Form F-4 has not yet been declared effective by the SEC.

In addition, the Company received today the appraisal report of Santander Brasil and Banco Santander to be used for purposes of the Brazilian Exchange Offer, prepared by UBS BB Corretora de Câmbio, Títulos e Valores Mobiliários S.A. (“Appraisal Report”).

The Appraisal Report was made available simultaneously with the disclosure of this Material Fact through the CVM’s and B3’s IPE System, and disclosed on the Company’s website (https://www.santander.com.br/ri/), pursuant to Article 18 of CVM Resolution No. 215, dated October 29, 2024.

This Material Fact is for informational purposes only. This Material Fact shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Santander Brasil will keep its shareholders and the market informed of any new relevant developments related to the Exchange Offers, in accordance with applicable regulations.

São Paulo, September 21, 2026

Carlos Ignacio Muñiz Gonzalez Blanch

Executive Vice President and Chief Investor Relations Officer

IMPORTANT INFORMATION FOR INVESTORS REGARDING THE PROPOSED TRANSACTION

In connection with the proposed transaction, Banco Santander has filed with the SEC a Registration Statement on Form F-4 that includes a prospectus and offer to exchange. Banco Santander has also filed with the CVM a Tender Offer Notice (Edital de Oferta Pública de Aquisição) in connection with the transaction and the prospective offer as required under applicable law. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, OFFER TO EXCHANGE, TENDER OFFER NOTICE AND ALL OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED WITH THE SEC AND THE CVM REGARDING THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

All such documents filed with the SEC are available free of charge at the SEC’s website at www.sec.gov and through the CVM’s website at www.cvm.gov.br.

The information included in the Form F-4 filed with the SEC and in the draft tender offer notice filed with the CVM and B3 is preliminary and may be changed. The definitive terms and conditions of the Exchange Offers and other relevant information will be included in the definitive offer documentation prepared and published in due course upon formal launch once announced conditions to the commencement of the Exchange Offers have been fulfilled, which will complement, update and supersede the information included therein. Such documents are subject to, and must be read in conjunction with, all other publicly available information, including, where relevant, any fuller disclosure document published by Banco Santander. Any person at any time making any investment decision must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in the definitive offer documentation having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in other documents. No investment activity should be undertaken on the basis of the information contained herein or in such documents. In making such documents available Banco Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Banco Santander or Santander Brasil or in any other securities or investments whatsoever.

This document is not an offer of securities for sale into the United States, Brazil, Spain, the United Kingdom, Poland, Mexico or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom, and no offering of securities shall be made in Brazil, Spain, the United Kingdom, Poland or Mexico except pursuant to applicable law.

Forward-Looking Statements

This communication contains “forward-looking statements,” which may be identified by words like expect, project, anticipate, should, intend, probability, risk, target, goal, objective, estimate, future and similar expressions and include, but are not limited to, statements that are predictive in nature and depend upon or refer to future events, conditions, circumstances or the future performance of Banco Santander or Santander Brasil or their respective affiliates, including as a result of the implementation of the transactions described herein. These statements are based on management’s current expectations and are inherently subject to uncertainties and changes in circumstance and a number of risks, uncertainties and other important factors may cause actual developments and results to differ materially from current expectations.

Risks and uncertainties include, among other things:

•	general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the armed conflicts in Ukraine and the Middle East, or the outbreak of public health emergencies in the global economy) in areas where we have significant operations or investments;
•	exposure to operational risks, including cyberattacks, data breaches, data losses and other security incidents;
•	exposure to market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices);
•	potential losses from early loan repayment, collateral depreciation or counterparty risk;
•	political instability in Spain, the UK, other European countries, Latin America and the US;
•	changes in monetary, fiscal and immigration policies and trade tensions, including the imposition of tariffs and retaliatory responses;
•	legislative, regulatory or tax changes (including regulatory capital and liquidity requirements) and greater regulation prompted by financial crises;
•	acquisitions, integrations, divestitures and challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters;
•	reputational risk and potential adverse reactions of stakeholders, including adverse effects on the market price of our securities;
•	climate-related conditions, regulations, targets and weather events;
•	uncertainty over the scope of actions that may be required by us, governments and other to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and potential conflicts and inconsistencies among governmental standards and regulations;
•	our own decisions and actions, including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; and
•	changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrade for the entire Santander Group or core subsidiaries.

Additionally, important factors that could cause Banco Santander’s and/or Santander Brasil’s actual results, financial condition and achievements to differ materially from those indicated in these forward-looking statements include, in addition to those set forth in Banco Santander’s and Santander Brasil’s filings with the SEC and the CVM, as applicable:

•	risks related to the proposed transaction, including uncertainties as to whether certain statutory relief under the U.S. securities laws will be granted, the risk that the conditions to commencement and/or consummation of the proposed transaction are not received or satisfied on a timely basis or at all, and the risk of Santander Brasil shareholders not tendering their securities in the proposed transaction or otherwise not supporting the terms of the proposed transaction;
•	the expected timing and likelihood of completion of the transaction, including the timing, receipt and terms and conditions of any required regulatory or shareholder approvals;
•	disruption to the parties’ businesses as a result of the announcement and pendency of the proposed transaction;
•	the risk that matters relating to the transaction could have adverse effects on the market price of the securities of Banco Santander or Santander Brasil;
•	the risk that the transaction could have an adverse effect on the ability of Banco Santander or Santander Brasil to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers;
•	the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events;
•	the dilution caused by Banco Santander’s issuance of additional ordinary shares and corresponding American depositary shares or BDRs, each representing the right to receive one of its ordinary shares, or , in connection with the proposed transaction; and
•	compliance with regulatory requirements.

All such factors are difficult to predict and are beyond Banco Santander’s and Santander Brasil’s control, including those other risks and uncertainties discussed in (i) Banco Santander’s filings with the SEC, including the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections of Banco Santander’s most recent annual report on Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC and (ii) Santander Brasil’s filings with the SEC and the CVM, as applicable, including the “Risk Factors” and “Forward-Looking Statements” sections of Santander Brasil’s most recent annual report on Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC and most recent Formulário de Referência filed with the CVM.

You can obtain copies of Banco Santander’s and Santander Brasil’s filings, as applicable, with the SEC and the CVM for free at the SEC’s website (www.sec.gov) or at the CVM’s website (ww.cvm.gov.br). Other factors that may cause actual results to differ materially include those that are set forth in the Registration Statement on Form F-4 and the related Offer to Exchange/Prospectus, the Tender Offer Notice, and those that will be set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 and other tender offer documents to be filed by Banco Santander and Santander Brasil. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Our forward-looking statements speak only as at the date of this communication and are informed by the knowledge, information and views available as at the date of this communication. Banco Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: September 21, 2026

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Carlos Ignacio Muñiz Gonzalez Blanch
Carlos Ignacio Muñiz Gonzalez Blanch Vice - President Executive Officer